TRB Systems International Inc.

c/o Alenax ( Tianjin) Corp.  Roma Garden Bldg-1, Suite # 1302

1 Young An- Road, Hexi District Tianjin (300024), China

February 21, 2008

Division of Corporation Finance

Securities and Exchange Commission

100 F Street N.E.

Washington D.C. 20549

Mail Stop CP/AD5

Attn:  Mr. Michael Fay and Mr. Doug Jones

VIA EDGAR and FAX

Re:

TRB Systems International Inc.

Form 10-QSB for the Period Ended September 30, 2007

File Number: 333-07242

Dear Mr. Fay and Mr. Jones:

We are writing in response to your letter dated February 5, 2008 with respect to your comment which requests to write-off certain accounts receivable to bad debt expense in the quarter ended December 31, 2007.  Our response to your comment is provided below.  For your convenience, we have restated the text of the comment.

Form 10-QSB for the Period Ended September 30, 2007

1.      Refer to your response to our prior comment number 1. Given the lack of fulfillment on your part in regard to the related agreement(s) and the substantial passage of time without collection, we believe that your accounts receivable are uncollectible. Accordingly, please write-off your accounts receivable to bad debt expense in the quarter ended December 31, 2007.

RESPONSE:   The financial statements and accompanying notes for the quarter ended December 31, 2007, have been restated, and accordingly we have amended our quarterly report on Form 10-QSB. All uncollectible accounts receivable of $1,969,369 were written off in the quarter ended December 31, 2007, and charged to bad debt expense in the same period for the amount pertaining license and distributor agreements.

In providing this response, the Company acknowledges that:

o

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

o

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

o

the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you so much for you kind guidance and attention.  If you have any questions, please do not hesitate to contact me by telephone at 011-86-22-2324-7700, or by facsimile at 011-86-22-2324-2400.

Very truly yours,

/s/ Byung Yim
President and CEO

2